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Exhibit 99.1

September 3, 2008

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in August 2008 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during August 2008.

THOMSON REUTERS PLC — RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	25 July 2008

6.	Date on which issuer notified:	28 July 2008

7.	Threshold(s) that is/are crossed or reached:	Aggregate Direct and Indirect 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
		Number of Voting Rightsviii				% of voting rights
Class/type of shares If possible using the ISIN CODE	Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	9,077,435	9,077,435	8,652,739	8,652,739		4.78%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

8,652,739	4.78%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	04/08/2008

6.	Date on which issuer notified:	05/08/2008

7.	Threshold(s) that is/are crossed or reached:	5%

2

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of Voting Rights				% of voting rights
Class/type of shares if possible using the ISIN CODE	Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	8,652,739	8,652,739	9,284,443	9,145,086	139,357	5.08%	0.08%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,284,443	5.16%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	05.08.08

6.	Date on which issuer notified:	07.08.08

7.	Threshold(s) that is/are crossed or reached:	7%

3

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible use ISIN code		Number of Voting Rights				Percentage of voting rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	12,700,512	12,700512	14,169,594	14,169,594	N/A	7.30%	N/A

ADR US8851411012	1,200	1,200	948	948	N/A	0.0005%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

14,170,542	7.30%

9.	Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

4

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
DWS Investment GmbH
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	05/08/2008

6.	Date on which issuer notified:	07/08/2008

7.	Threshold(s) that is/are crossed or reached:	Direct 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of Voting Rights				% of voting rights
Class/type of shares If possible using the ISIN CODE	Number of Shares
				Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,284,443	9,284,443	9,149,285	8,949,928	199,357	4.97%	0.11%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,149,285	5.08%

5

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
DWS Investment GmbH
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	07/08/2008

6.	Date on which issuer notified:	08/08/2008

7.	Threshold(s) that is/are crossed or reached:	Direct 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of Voting Rights				% of voting rights
Class/type of shares If possible using the ISIN CODE	Number of Shares
			Direct	Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,149,285	9,149,285	9,233,027	9,003,670	229,357	5.00%	0.13%

6

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,233,027	5.13%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
DWS Investment GmbH
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	12/08/2008

6.	Date on which issuer notified:	13/08/2008

7.	Threshold(s) that is/are crossed or reached:	Direct 5%

7

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of Voting Rights				% of voting rights
Class/type of shares If possible using the ISIN CODE	Number of Shares
			Direct	Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,233,027	9,233,027	9,046,053	8,834,696	211,357	4.91%	0.12%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,046,053	5.03%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

8

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG Abbey Life Assurance Company Limited

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	14/08/2008

6.	Date on which issuer notified:	15/08/2008

7.	Threshold(s) that is/are crossed or reached:	5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of Voting Rights				% of voting rights
Class/type of shares If possible using the ISIN CODE	Number of Shares
			Direct	Direct	Indirect	Direct	Indirect

GB00B29MWZ99	9,126,560	9,126,560	8,840,241	8,840,241		4.91%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

8,840,241	4.91%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

9

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No

	An event changing the breakdown of voting rights	No

	Other (please specify):	No

3.	Full name of person(s) subject to the notification obligation:	Royal Bank of Canada

4.	Full name of shareholder(s) (if different from 3.):	Phillips, Hager & North Investment Management Ltd. RBC Asset Management Inc. RBC Capital Markets Corporation

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	July 28, 2008

6.	Date on which issuer notified:	July 30, 2008

7.	Threshold(s) that is/are crossed or reached:	7%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of Voting Rights				% of voting rights
Class/type of shares If possible using the ISIN CODE	Number of Shares
			Direct	Direct	Indirect	Direct	Indirect

GB00B29MWZ99	12,543,526	12,543,526	13,075,926	152,000	12,923,926	0.084%	7.139%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

N/A

Total (A+B)
Number of voting rights	% of voting rights

13,075,926	7.22%

10

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Phillips, Hager & North Investment Management Ltd. indirectly holds 7,637,661 ordinary shares or 4.22% of the voting rights; Phillips, Hager & North Investments Management Ltd. is a wholly owned subsidiary of RBC PH&N Holdings Inc. which is a wholly owned subsidiary of Royal bank Holding Inc. which is a wholly owned subsidiary of Royal Bank of Canada.

RBC Asset Management Inc. indirectly holds 5,286,265 ordinary shares or 2.92% of the voting rights; RBC Asset Management Inc. is a wholly owned subsidiary of Royal Bank Holding Inc. which is a wholly owned subsidiary of Royal Bank of Canada.

RBC Capital Markets Corporation directly holds 152,000 ordinary shares or 0.084% of the voting rights; RBC Capital Markets Corporation is 99.9993% owned by RBC Capital Markets Holdings (USA) Inc.; RBC Capital Markets Holdings (USA) Inc. is 97.8223% owned by RBC USA Holdco Corporation; RBC USA Holdco Corporation is a wholly owned subsidiary of RBC Holdings (USA) Inc. which is a wholly owned subsidiary of Royal Bank Holding Inc. which is a wholly owned subisidary of Royal Bank of Canada.

Proxy Voting:

10.	Name of the proxy holder:	n/a

11.	Number of voting rights proxy holder will cease to hold:	n/a

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Limited
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment S.A., Luxembourg
DWS Investment GmbH
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	26/08/2008

6.	Date on which issuer notified:	27/08/2008

7.	Threshold(s) that is/are crossed or reached:	5%

11

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
		Number of Voting Rights				% of voting rights
Class/type of shares If possible using the ISIN CODE	Number of Shares
			Direct	Direct	Indirect	Direct	Indirect

GB00B29MWZ99	8,840,241	8,840,241	9,222,482	9,098,385	124,097	5.05%	0.07%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,222,482	5.12%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

12

Other RNS Announcements

Release of Thomson Reuters Second-Quarter 2008 Report

NEW YORK, NY — August 13, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that it has filed a quarterly report for the period ended June 30, 2008 containing management's discussion and analysis and related financial statements. Thomson Reuters previously announced its second-quarter earnings through a news release on August 12, 2008. Please click on the link below for a PDF copy of the second-quarter report.

http://www.rns-pdf.londonstockexchange.com/rns/2648B_-2008-8-13.pdf

On April 17, 2008, The Thomson Corporation acquired Reuters Group PLC (Reuters) and Thomson Reuters was formed. Canadian GAAP results in the second-quarter report only reflect results of Reuters from the closing date of the acquisition. For informational purposes, the management's discussion and analysis included in the second-quarter report contains pro forma results which estimate the performance of the Thomson Reuters business as if Thomson acquired Reuters on January 1, 2007. Thomson Reuters believes that pro forma financial information provides more meaningful period-to-period comparisons of its performance because Reuters results prior to the April 17, 2008 closing date are not included in Canadian GAAP results.

The second-quarter report is available at www.thomsonreuters.com within the "Investor Relations" section of the website. The report has also been filed with the Canadian securities regulatory authorities and is available on the SEDAR website at www.sedar.com, and it has also been furnished to the U.S. Securities and Exchange Commission through EDGAR on Form 6-K and is available at www.sec.gov. A copy of the report will be available shortly at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS, United Kingdom.

Thomson Reuters operates under a dual listed company structure (DLC) and has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation contained in the second-quarter report. Those statements account for Thomson Reuters PLC as a subsidiary and have been prepared in accordance with Canadian GAAP. Unaudited interim financial information for Thomson Reuters PLC on a standalone basis as of and for the six months ended June 30, 2008 will be announced separately later this month. Thomson Reuters PLC standalone financial information will exclude the results of Thomson Reuters Corporation and will be prepared under International Financial Reporting Standards as adopted in the European Union (IFRS). This information, together with the second-quarter report announced today, will comprise the Thomson Reuters PLC half-yearly 2008 financial report in accordance with the requirements of the UK Disclosure and Transparency Rules. Thomson Reuters considers the second-quarter report announced today to be the most appropriate presentation of its results given the report includes those of both Thomson Reuters Corporation and Thomson Reuters PLC.

About Thomson Reuters:

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Contacts:

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com
Frank DeMaria Global Director, Media Relations 1.646 223 5507 frank.demaria@thomsonreuters.com	Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

13

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — August 18, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that on August 15, 2008, W. Geoffrey Beattie, a member of its board of directors, sold 40,000 common shares of Thomson Reuters Corporation for an average price of C$36.65 per share and purchased 11,104 American Depositary Shares (ADSs) of Thomson Reuters PLC (representing 66,624 ordinary shares of Thomson Reuters PLC) for an average price of US$171.10 per ADS.

Thomson Reuters was notified of these transactions on August 15, 2008.

Following these transactions, Mr. Beattie beneficially owns 50,000 Thomson Reuters Corporation common shares, 41,104 Thomson Reuters PLC ADSs (representing 246,624 ordinary shares of Thomson Reuters PLC), 5,000 Thomson Reuters PLC ordinary shares, 200,000 options in Thomson Reuters Corporation common shares and 100,859 Thomson Reuters Corporation restricted share units.

Mr. Beattie's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY — August 26, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited purchased an aggregate of 17,506 American Depositary Shares (ADSs) of Thomson Reuters PLC (representing 105,036 ordinary shares of Thomson Reuters PLC) through the following transactions:

Date	Number of ADSs	Price Per ADS

August 19, 2008	10,300	$162.90

August 20, 2008	300	$152.92

August 21, 2008	5,506	$161.89

August 22, 2008	1,400	$162.50

Thomson Reuters was notified of the above transactions on August 22, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially hold 450,608,870 Thomson Reuters Corporation common shares and 31,602 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters

14

Corporation and Thomson Reuters PLC. Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY — August 29, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today granted 121,000 restricted share units to each of Robert D. Daleo (Executive Vice President and Chief Financial Officer) and James C. Smith (Chief Executive Officer, Professional Division). The restricted share units will vest on August 29, 2011, subject to the terms and conditions of the awards. Each restricted share unit that vests will entitle the holder to receive one Thomson Reuters Corporation common share.

Following this grant, Mr. Daleo beneficially owns 5,339 Thomson Reuters Corporation common shares, 327,382 Thomson Reuters Corporation restricted share units, 68,442 Thomson Reuters Corporation deferred share units, 1,030,330 Thomson Reuters Corporation stock options and 1,600 Thomson Reuters PLC American Depositary Shares. Following this grant, Mr. Smith beneficially owns 4,112 Thomson Reuters Corporation common shares, 232,673 Thomson Reuters Corporation restricted share units, 45,763 Thomson Reuters Corporation deferred share units and 784,810 Thomson Reuters Corporation stock options.

Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC.

Mr. Daleo's and Mr. Smith's respective holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making this notification relating to securities of Thomson Reuters Corporation.

Contacts:

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com
Frank DeMaria Global Director, Media Relations 1.646 223 5507 frank.demaria@thomsonreuters.com	Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters PLC

Notification of Transactions

        NEW YORK, NY — August 29, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common

15

shares of Thomson Reuters Corporation and American Depositary Shares (ADSs) of Thomson Reuters PLC. Each ADS represents six ordinary shares of Thomson Reuters PLC.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security

August 25, 2008	Purchase	ADSs	10,453	US$161.68

August 26, 2008	Purchase	ADSs	7,945	US$164.20

August 26, 2008	Donation	Common Shares	146,100	C$34.25

August 26, 2008	Purchase	Common Shares	145,400	C$34.25

Thomson Reuters was notified of the above transactions on August 28, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially hold 452,082,098 Thomson Reuters Corporation common shares and 50,000 Thomson Reuters PLC ADSs. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

August 29, 2008

Thomson Reuters PLC — Voting Rights and Capital

Update for August 2008

NEW YORK, NY — August 29, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) hereby notifies the market in conformity with Disclosure and Transparency Rule 5.6.1 that the issued capital of Thomson Reuters PLC consists of 180,334,885 ordinary shares of 25 pence each as of August 29, 2008. Thomson Reuters PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Thomson Reuters PLC is 180,334,885 ordinary shares.

The above figure (180,334,885) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA's Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

16

 STANDALONE THOMSON REUTERS PLC 2008 HALF-YEAR
FINANCIAL INFORMATION MADE AVAILABLE

NEW YORK, NY — August 28, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) has today made available standalone Thomson Reuters PLC financial information as of and for the six months ended June 30, 2008 as required by the UK Disclosure and Transparency Rules. Please click on the link below for a PDF copy of this financial information.

Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC — and their respective subsidiaries operate as a unified group under a dual listed company (DLC) structure. Accordingly, standalone Thomson Reuters PLC financial information, which excludes the results of Thomson Reuters Corporation, is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole and does not provide meaningful information for investors.

Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. Those statements account for Thomson Reuters PLC as a subsidiary and are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Thomson Reuters quarterly report for the period ended June 30, 2008 containing management's discussion and analysis and related financial statements was filed and made available on August 13, 2008. A copy of the report is available at www.thomsonreuters.com within the "Investor Relations" section of the website.

Standalone Thomson Reuters PLC financial information, which is prepared under International Financial Reporting Standards as adopted in the European Union (IFRS), is also available at www.thomsonreuters.com within the "Investor Relations" section of the website. A copy of the information will be available shortly at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London, E14 5HS, United Kingdom.

Link to PDF copy of standalone Thomson Reuters PLC financial information:

http://www.rns-pdf.londonstockexchange.com/rns/1796C_1-2008-8-28.pdf

CONTACTS

Fred Hawrysh Global Director, Corporate Affairs 1.203 539 8314 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.203 539 8470 frank.golden@thomsonreuters.com
Frank DeMaria Global Director, Media Relations 1.646 223 5507 frank.demaria@thomsonreuters.com	Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

17

THOMSON REUTERS PLC 2008 HALF-YEAR FINANCIAL REPORT

IMPORTANT NOTICE TO READERS

Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC — and their respective subsidiaries operate as a unified group under a dual listed company (DLC) structure. Accordingly, standalone Thomson Reuters PLC information, which excludes the results of Thomson Reuters Corporation, is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole and does not provide meaningful information for investors. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

This half-year financial report has been prepared solely to satisfy reporting requirements of the UKLA and only presents the consolidated results of Thomson Reuters PLC prepared under International Financial Reporting Standards as adopted in the European Union (IFRS). The results for Thomson Reuters PLC for the six month period ended June 30, 2008 are set forth in the Thomson Reuters management's discussion and analysis contained in Thomson Reuters Corporation's quarterly report for the period ended June 30, 2008, as publicly released on August 13, 2008, which constitutes the interim management report for the period for purposes of the U.K. Disclosure and Transparency Rules and which quarterly report is incorporated into this half-year financial report by reference.

Thomson Reuters PLC
Consolidated income statement (unaudited)
For the six months ended June 30
(£ in millions, except per share amounts)

	Notes	2008		2007 Restated (note 2)

Continuing operations
Revenue		1,501		703
Operating costs	8	(1,734)		(671)
Other operating income		135		11

Operating (loss) profit		(98)		43
Finance income		29		41
Finance costs		(143)		(56)
Profit on disposal of associates, joint ventures and available-for-sale financial assets		4		–
Share of post-tax income (losses) from associates and joint ventures*		5		(3)

(Loss) profit before tax		(203)		25
Taxation	7	47		(15)

(Loss) profit from continuing operations		(156)		10

Discontinued operations
Profit from discontinued operations, net of tax	5	3,466		102

Profit for the period		3,310		112

Attributable to:
Equity holders of Thomson Reuters PLC		1,993		112
Minority interest		1,317		–
Earnings (losses) per share

From continuing and discontinued operations
Basic earnings per ordinary share		249.6	p	9.0	p
Diluted earnings per ordinary share		248.8	p	8.9	p

From continuing operations
Basic (losses) earnings per ordinary share		(24.1)	p	0.8	p
Diluted (losses) earnings per ordinary share		(24.1)	p	0.8	p

The related notes form an integral part of these consolidated financial statements.

*Share of post-tax income (losses) from associates and joint ventures includes a tax charge of £nil (June 2007: £nil)
Dividends paid and proposed in the period were £144 million (June 2007: £86 million); £124 million of these were paid to equity holders of Thomson Reuters PLC (June 2007: £86 million)

Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC — and their respective subsidiaries operate as a unified group under a DLC. Accordingly, standalone Thomson Reuters PLC information, which excludes the results of Thomson Reuters Corporation, is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole and does not provide meaningful information for investors. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary. For information, earnings per share for the six-month period ended June 30, 2008 included in the Thomson Reuters Corporation consolidated financial statements are set out below.

Earnings per share

From continuing and discontinued operations
Basic earnings per ordinary share	US$	0.51
Diluted earnings per ordinary share	US$	0.51

From continuing operations
Basic earnings per ordinary share	US$	0.52
Diluted earnings per ordinary share	US$	0.52

Thomson Reuters PLC
Consolidated statement of recognized income and expense (unaudited)
For the six months ended June 30
(£ in millions)

	2008	2007 Restated (note 2)

Profit for the period	3,310	112
Actuarial (losses) gains on defined benefit plans	(191)	108
Exchange differences taken directly to reserves	135	(19)
Exchange differences taken to the income statement on disposal of assets	44	–
Fair value gains on available-for-sale financial assets	3	12
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(4)	(18)
Fair value gains on hedges taken to the income statement on disposal of assets	(8)	–
Fair value (losses) gains on net investment hedges	(3)	9
Taxation on the items taken directly to or transferred from equity	60	(25)

Net gains recognized directly in equity	36	67

Total recognized income and expense	3,346	179

Attributable to:
Equity holders of Thomson Reuters PLC	2,028	179
Minority interest	1,318	–

Effect of changes in accounting policy (note 2)
Attributable to equity holders of Thomson Reuters PLC	–	19

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC — and their respective subsidiaries operate as a unified group under a DLC. Accordingly, standalone Thomson Reuters PLC information, which excludes the results of Thomson Reuters Corporation, is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole and does not provide meaningful information for investors. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

Thomson Reuters PLC
Consolidated balance sheet (unaudited)
(£ in millions)

	Notes	As at June 30, 2008	As at December 31, 2007 Restated (note 2)	As at June 30, 2007 Restated (note 2)

Assets:
Cash and cash equivalents		232	251	162
Trade and other receivables		1,196	255	276
Amounts due from entities under common control	14	188	–	–
Taxes receivable		39	12	11
Other current assets		37	–	2
Other financial assets and derivatives		3	29	217

Current assets		1,695	547	668
Intangible assets		5,648	614	579
Property, plant and equipment		587	424	415
Investments accounted for using the equity method:
Investments in joint ventures		49	21	22
Investments in associates		32	6	16
Deferred tax assets		295	286	286
Other financial assets and derivatives		19	62	49
Retirement benefit assets		5	39	34
Non-current assets classified as held for sale	5	18	14	–

Total assets		8,348	2,013	2,069

Liabilities:
Trade and other payables		(1,628)	(692)	(428)
Amounts due to entities under common control	14	(4,142)	–	–
Current tax liabilities		(76)	(244)	(218)
Provisions for liabilities and charges		(85)	(37)	(44)
Other financial liabilities and derivatives		(218)	(292)	(384)

Current liabilities		(6,149)	(1,265)	(1,074)
Provisions for liabilities and charges		(374)	(102)	(96)
Amounts due to entities under common control	14	(2,702)	–	–
Other financial liabilities and derivatives		(419)	(370)	(522)
Deferred tax liabilities		(396)	(124)	(141)
Preference shares liability	14	(269)	–	–

Total liabilities		(10,309)	(1,861)	(1,833)

Net (liabilities) assets		(1,961)	152	236

Shareholders' equity
Share capital	10	46	539	516
Other reserves	10	(1,663)	(1,710)	(1,747)
Retained earnings	10	368	1,323	1,467

Total shareholders' equity		(1,249)	152	236
Minority interest	10	(712)	–	–

Total equity		(1,961)	152	236

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC — and their respective subsidiaries operate as a unified group under a DLC. Accordingly, standalone Thomson Reuters PLC information, which excludes the results of Thomson Reuters Corporation, is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole and does not provide meaningful information for investors. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

Thomson Reuters PLC
Consolidated cash flow statement (unaudited)
For the six months ended June 30
(£ in millions)

	Notes	2008	2007 Restated (note 2)

Cash flows from operating activities — continuing operations
Cash generated from operations	12	279	133
Interest received		31	19
Interest paid		(36)	(36)
Tax paid		(48)	(8)

Net cash flow provided by operating activities — continuing operations		226	108

Cash flows from investing activities — continuing operations
Acquisitions and disposals, net of cash acquired:	13
Acquisitions, transactions between entities under common control		663	–
Acquisitions, other		(67)	(19)
Capital expenditures		(141)	(102)
Proceeds from sale of property, plant and equipment		1	1
Purchases of available-for-sale financial assets		(2)	(1)
Proceeds from sale of available-for-sale financial assets		8	–
Proceeds from closing of derivative contracts		24	2
Dividends received		–	1

Net cash provided by (used in) investing activities — continuing operations		486	(118)

Cash flows from financing activities — continuing operations
Proceeds from the issuance of Reuters shares		14	24
Proceeds from the issuance of Thomson Reuters PLC shares		43	–
Repurchase of Reuters shares		(271)	(143)
Repurchase of Thomson Reuters PLC shares		(208)	–
Amounts paid to Reuters shareholders under scheme of arrangement		(4,276)	–
Amounts paid to option holders on conversion of Reuters shares to Thomson Reuters PLC shares		(46)	–
Amounts paid to the Employee Share Ownership Trust (ESOT) under the scheme of arrangement		1	–
Increase in borrowings (net of proceeds of related derivative contracts)		6	223
Decrease in borrowings with entities under common control		(990)	–
Equity dividends paid to shareholders		(124)	(86)
Equity dividends paid to entities under common control		(20)	–

Net cash (used in) provided by financing activities — continuing operations		(5,871)	18

Discontinued operations
Net cash from operating activities	5	(119)	38
Net cash from investing activities	5	5,256	11
Net cash from financing activities	5	2	(2)

Net cash provided by discontinued operations		5,139	47

Exchange gains (losses) on cash and cash equivalents		9	(2)

Net (decrease) increase in cash and cash equivalents		(11)	53

Cash and cash equivalents at the beginning of the period		242	105

Cash and cash equivalents at the end of the period		231	158

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC — and their respective subsidiaries operate as a unified group under a DLC. Accordingly, standalone Thomson Reuters PLC information, which excludes the results of Thomson Reuters Corporation, is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole and does not provide meaningful information for investors. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

Thomson Reuters PLC
Notes to the consolidated financial statements

1     Basis of preparation

This half-year financial report only presents the consolidated results of Thomson Reuters PLC prepared under International Financial Reporting Standards as adopted in the European Union ("IFRS"), does not include the consolidated results of Thomson Reuters Corporation, and is prepared solely to satisfy reporting requirements of the UKLA. Within the dual listed company ("DLC") structure through which Thomson Reuters Corporation and Thomson Reuters PLC operate, the most appropriate presentation of Thomson Reuters PLC's results and financial position is considered to be the Canadian GAAP consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary. On August 13, 2008, Thomson Reuters publicly released its second quarter 2008 report, which included those financial statements along with a related management's discussion and analysis.

This half-year financial report of Thomson Reuters PLC has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, Interim Financial Reporting, as adopted by the European Union and by applying the accounting policies utilized in the preparation of the Reuters Group PLC ("Reuters") consolidated financial statements for the year ended December 31, 2007.

This half-year financial report for the six months ended June 30, 2008 has not been audited or reviewed by Thomson Reuters PLC's auditors and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The consolidated accounts of Reuters for the year ended December 31, 2007 were approved by its directors on March 19, 2008 and have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Thomson Reuters PLC is a company incorporated in the United Kingdom. Prior to April 17, 2008, Thomson Reuters PLC was a wholly-owned subsidiary of The Thomson Corporation ("Thomson"). On January 31, 2008, Thomson Reuters PLC re-registered as a public company limited by shares with the name Thomson Reuters PLC (formerly registered as Thomson-Reuters Limited).

On April 17, 2008, in accordance with an agreement dated May 15, 2007 between Thomson, Reuters and The Woodbridge Company Limited (the "Implementation Agreement"), Thomson Reuters PLC successfully applied to the High Court of England and Wales (the "High Court") to be bound by a scheme of arrangement made pursuant to section 425 of the Companies Act 1985 (the "Scheme"). Pursuant to the Scheme, Thomson Reuters PLC acquired the entire issued share capital of Reuters for £3.4 billion (US$6.7 billion) of shares in Thomson Reuters PLC and £4.3 billion (US$8.5 billion) in cash. The cash element of the consideration was settled on May 1, 2008 by a subsidiary of Thomson Reuters PLC.

Also on April 17, 2008, Thomson was renamed Thomson Reuters Corporation and, with Thomson Reuters PLC, formed a DLC structure under which the two companies operate as a unified group while remaining separate publicly-listed companies. Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The boards of directors of the two companies comprise the same individuals, as do their senior executive management.

In accordance with the requirements of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, which requires the selection of accounting policies that are relevant to the economic needs of the users, and reliable in that they faithfully represent the financial position, performance and cash flows of the entity, and reflect the economic substance of transactions, the directors of Thomson Reuters PLC considered it appropriate to account for the Scheme using principles similar to those used under merger accounting. Under this method of accounting, the results of Thomson Reuters PLC and the consolidated results of Reuters are presented as if Thomson Reuters PLC were a continuation of Reuters. Share capital prior to the Scheme is that of Reuters. After the Scheme, share capital is that of Thomson Reuters PLC. The fair value of the equity issued by Thomson Reuters PLC to effect the Scheme in excess of the book value of the share capital and capital redemption reserve of Reuters has been booked to an other reserve. Cash paid to former Reuters shareholders has been treated as a distribution and booked to retained earnings. The inclusion of Thomson Reuters PLC within Reuters consolidated results had no material impact on results prior to the Scheme. The directors believe that this accounting treatment best reflects the economic substance of the Scheme, which is, first, the insertion of a new holding company at the top of the UK-listed group, and, second, the cash payment to former Reuters shareholders as part of the transaction consideration.

Subsequent to the formation of the DLC, a reorganization took place and certain subsidiaries of Thomson Reuters Corporation were acquired by Thomson Reuters PLC and certain subsidiaries of Thomson Reuters PLC were sold to Thomson Reuters

Corporation. These transactions were between entities under the common control of Thomson Reuters Corporation, and so were outside the scope of IFRS 3, Business Combinations. The directors believe that the acquisition of entities controlled by Thomson Reuters Corporation is most appropriately accounted for using principles similar to those used under merger accounting. Assets and liabilities of the acquired entities have been taken on at their predecessor book values, adjusted only to align accounting policies, and not adjusted to their fair values. Consideration paid in excess of predecessor book values of the net assets acquired has been taken to an other reserve. Consideration for the acquired entities included equity issued by TR Holdings Limited and TR (2008) Limited, as well as preference shares of Reuters Group Limited, a subsidiary of Thomson Reuters PLC. The resulting gains on deemed partial disposal of interests in subsidiary undertakings of Thomson Reuters PLC has been credited to an other reserve, as this also related to transactions between entities under the common control of Thomson Reuters Corporation. Results for the periods prior to the acquisition of these entities have not been restated to present them on a combined basis.

As at June 30, 2008, Thomson Reuters PLC's consolidated net liabilities amounted to £1,961 million (December 31, 2007: net assets of £152 million; June 30, 2007: net assets of £236 million). Net liabilities of £6,925 million were amounts due to entities also under the control of Thomson Reuters Corporation. The nature of the DLC structure, and in particular the existence of cross-guarantees of contractual obligations between Thomson Reuters PLC and Thomson Reuters Corporation, lead the directors to consider that it continues to be appropriate to prepare consolidated accounts for Thomson Reuters PLC on a going concern basis.

2     Significant accounting policies

Except as described below, this half-year financial report has been prepared using the accounting policies that were utilized in the preparation of Reuters consolidated financial statements for the year ended December 31, 2007.

Presentational currency

The functional currency of Thomson Reuters PLC is the US dollar. The directors believe that the most appropriate currency to present the consolidated financial statements of Thomson Reuters PLC is pound sterling, as this was the presentational currency of the consolidated financial statements previously published for Reuters.

Changes to estimates of useful economic lives

The useful economic lives ("UELs") of the following property, plant and equipment categories have been amended prospectively to conform to the policies of Thomson Reuters Corporation.

	New UEL	Old UEL

Freehold buildings	40 years	50 years
Building improvements	10 years	15 years

Changes to previously reported June 30, 2007 results — property, plant and equipment

On January 1, 2008, Thomson Reuters PLC revised its threshold at which items of expenditure qualify for capitalization. Previously, all items of expenditure below £1,000 were charged to the income statement in the period in which they were incurred. Following this change in policy, this threshold is now £500. This change in policy has been applied retrospectively and prior periods have been restated. The effect of this change in policy at June 30, 2007 has increased net assets by £13 million for continuing operations and by £4 million for discontinued operations (December 31, 2007: £11 million for continuing operations, £3 million for discontinued operations) and reduced profit for the period ended June 30, 2007 by £2 million for continuing operations and £nil for discontinued operations. The impact on profit for the period ended June 30, 2008 was a reduction of £1 million for continuing operations and £nil for discontinued operations. The useful economic life of these capitalized items is three to ten years.

Changes to previously reported June 30, 2007 results — discontinued operations

Discontinued operations are either a separate major line of business or geographical area of operations that have been sold or are part of a single coordinated plan for disposal. Once an operation has been identified as discontinued, or is reclassified as continuing, the comparative information is restated to reflect the disclosure on a consistent basis. As discussed in note 5, comparatives have been adjusted to reflect the reorganization of Thomson Reuters Corporation and Thomson Reuters PLC.

Segment reporting

Thomson Reuters PLC has adopted IFRS 8, Operating Segments, in this half-year financial report. IFRS 8 replaces IAS 14, Segment Reporting. This new standard uses a management approach under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.

Thomson Reuters does not believe it is appropriate to present segmental information for Thomson Reuters PLC in these or subsequent financial statements because Thomson Reuters operates as a unified group under the DLC structure. As such, the relevant information and segmentation of the Thomson Reuters business is set forth in the financial statements of Thomson Reuters Corporation, which were publicly released on August 13, 2008. These financial statements consolidate the results and net assets of Thomson Reuters PLC as a subsidiary.

Estimates

The preparation of interim financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenue and expenses during the reported period, the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from these estimates.

Except as described below, in preparing this half-year financial report, the significant judgments made by management in applying Thomson Reuters PLC's accounting policies and the key sources of estimation uncertainty were the same as those that applied to Reuters consolidated financial statements for the year ended December 31, 2007.

During the six months ended June 30, 2008, management reassessed its estimates in respect of:

  •
  Deferred tax assets related to the carry forward of unused tax losses;
  •
  The recoverable amount of certain property, plant and equipment and intangible assets (including capitalized software development costs);
  •
  The recoverable amount of goodwill;
  •
  Defined benefit pension schemes' key assumptions and asset values;
  •
  Provisions; and
  •
  Lease arrangements.

3     Seasonality

Historically, Reuters revenues and operating profits were proportionately largest in the fourth quarter of the year. Recurring and usage revenues were evenly spread through the year, but outright revenue was higher in the fourth quarter than in the rest of the year. This led to an increase in overall revenues in the final quarter of the year. Costs were incurred more evenly through the year. As a result, the operating profit margin tended to increase slightly as the year progressed. With the acquisition of Thomson Reuters Corporation entities (see note 6), this seasonality is expected to become more pronounced as certain product releases for those businesses are concentrated at the end of the year, particularly in the regulatory and healthcare markets. For these reasons, the performance of Thomson Reuters PLC is not comparable quarter to consecutive quarter and best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

4     Segmental information

Because Thomson Reuters operates as a unified group under the DLC structure, information that management receives and makes decisions on are reflected in the consolidated financial statements of Thomson Reuters Corporation (prepared in accordance with Canadian GAAP and denominated in US dollars), the segmental disclosures of which are presented below.

Effective April 17, 2008, upon closing the Reuters acquisition, Thomson Reuters organized itself into two divisions: Markets, which consists of Thomson Reuters financial businesses, and which is a combination of the businesses operated by Reuters and Thomson Financial prior to the closing; and Professional, which consists of Legal, Tax & Accounting, Scientific and Healthcare segments previously operated by Thomson.

The reportable segments of Thomson Reuters are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by Thomson Reuters Corporation.

Markets

Providing trading and enterprise automation solutions, decision support tools, financial market data and news services. Markets serves financial and technology professionals in various markets such as fixed income, foreign exchange, equities, commodities and energy as well as professionals in corporate, institutional, investment banking, and retail wealth management settings and the world's media organizations.

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

(US$ in millions)	Six months ended June 30, 2008

Reportable segments as disclosed by Thomson Reuters Corporation	Revenues	Operating profit

Markets Division	2,302	390
Legal	1,732	546
Tax & Accounting	394	72
Scientific	337	83
Healthcare	204	13

Professional Division	2,667	714

Segment totals	4,969	1,104
Corporate and other(1)	–	(318)
Amortization	–	(203)
Impairment of assets held for sale	–	(72)
Intersegment eliminations	(7)	–

Total	4,962	511

Reconciliation to Thomson Reuters PLC results
Thomson Reuters Corporation results, as presented above (US$ million)	4,962	511
Differences to Thomson Reuters Corporation results(2) (US$ million)	(1,990)	(705)

Thomson Reuters PLC results (US$ million)	2,972	(194)
Thomson Reuters PLC results (£ million)	1,501	(98)

(1) Corporate and other includes corporate costs, costs associated with Thomson Reuters stock-based compensation plans, expenses for integration and synergy programs, and certain Reuters transaction costs.

(2) The difference is due to: Thomson Reuters Corporation results being reported under Canadian GAAP, whereas Thomson Reuters PLC results are reported under IFRS; the inclusion of entities in Thomson Reuters Corporation which are not consolidated in Thomson Reuters PLC; and the impact of acquisition accounting in Thomson Reuters Corporation financial statements for assets and liabilities acquired via the business combination with Reuters.

In accordance with Canadian Institute of Chartered Accountants Handbook Section 1701, Segment Disclosures, which is consistent with IFRS 8, Thomson Reuters discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. Thomson Reuters uses segment operating profit to measure the operating performance of its segments. Segment operating profit is defined as operating profit before amortization of identifiable intangible assets and impairment of assets held for sale. Management uses this measure because amortization of identifiable intangible assets and impairment of assets held for sale are not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Thomson Reuters definition of segment operating profit may not be comparable to that of other companies.

Thomson Reuters PLC segmental information for the six months ended June 30, 2007

Thomson Reuters PLC segmental information for the six months ended June 30, 2007 has not been restated for the segmental impact of discontinued operations, as the information is not available and the cost of obtaining it would be excessive.

	Six months ended June 30, 2007
(£ in millions)	Sales & Trading	Research & Asset Management	Enterprise	Media	Total	Discontinued Operations	Continuing Operations

Revenue	802	173	210	83	1,268	565	703
Operating costs	(710)	(163)	(179)	(80)	(1,132)	(482)	(650)
Other operating income	10	3	3	1	17	6	11

Divisional operating profit*	102	13	34	4	153	89	64
Thomson deal-related costs					(21)	–	(21)
Operating profit					132	89	43
Finance income					42	1	41
Finance costs					(56)	–	(56)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					19	19	–
Share of post-taxation losses from associates and joint ventures					(3)	–	(3)

Profit before taxation					134	109	25
Taxation					(31)	(16)	(15)
Gain on disposal of Instinet group					9	9	–

Profit for the year					112	102	10

*Divisional operating profit is operating profit less costs related to Thomson's acquisition of Reuters.

5     Discontinued operations and non-current assets held for sale

Profit from discontinued operations, net of tax within the income statement comprises the post-taxation profit or loss of discontinued operations, and the post-taxation profit or loss recognized on the disposal of asset or disposal groups.

(£ in millions, except per share amounts)	Six months ended June 30, 2008		Six months ended June 30, 2007 Restated

Profit after tax on disposal of subsidiaries (net of taxation £nil)	3,208		9
Profit after tax from discontinued operations (net of taxation credit £25 million; 2007: taxation charge £16 million)	258		93

Profit from discontinued operations, net of tax	3,466		102

Basic earnings per ordinary share for discontinued operations	273.7	p	8.2	p
Diluted earnings per ordinary share for discontinued operations	272.8	p	8.1	p

Discontinued operations

Europe, Middle East and Africa ("EMEA") (excluding the UK) and Asia operations

Following the closing of the acquisition on April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC undertook a reorganization of their businesses. Under this reorganization, Thomson Reuters PLC sold most of its EMEA and Asian businesses to Thomson Reuters Corporation for consideration of £5,356 million in cash resulting in a pre-tax gain of £3,206 million. The attributable tax was £nil.

Results of discontinued operations

(£ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007 Restated

Revenue	400	565
Operating costs	(182)	(482)
Other operating income	13	6

Operating profit	231	89
Finance income	1	1
Profit on disposal of associates, joint ventures & available-for-sale financial assets	–	19
Share of post-tax income from associates and joint ventures	1	–

Profit before taxation	233	109
Tax on profit (loss) from ordinary activities	25	(16)

Profit from discontinued operations	258	93

Cash flows from discontinued operations

(£ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007 Restated

Net cash flow from operating activities	(119)	38
Net cash flow from investing activities	5,256	11
Net cash flow from financing activities	2	(2)

Net movement in cash and cash equivalents	5,139	47

Net cash flow from investing activities included proceeds on the completed disposals of £5,295 million.

Instinet Group

The profit for the period from discontinued operations included a gain of £2 million (2007: £9 million) recognized in respect of the disposal of Instinet Group in 2005.

Non-current assets held for sale

(£ in millions)	As at June 30, 2008	As at December 31, 2007	As at June 30, 2007

Non-current assets classified as held for sale:
Assets of associate held exclusively for resale	–	14	–
Assets held for sale	18	–	–

Total assets classified as held for sale	18	14	–

On November 29, 2007, Reuters classified its investment in TimesNow as a non-current asset held for sale. This investment was transferred to Thomson Reuters Corporation as part of the group reorganization (see note 1).

In July 2008, Thomson Reuters completed the sale of Dialog, an online provider of aggregated content databases used for research in such fields as business, science, engineering, finance and law. Dialog was previously part of the Scientific segment. At June 30, 2008, the value of Dialog assets held for sale was £3 million.

In order to obtain antitrust clearance for the acquisition of Reuters by Thomson, Thomson Reuters agreed to sell a copy of the Thomson Fundamentals (Worldscope) database. As at June 30, 2008, the value of Worldscope assets held for sale is £15 million. The sale was completed in July 2008.

6     Acquisitions

Acquisition of Thomson Reuters Corporation entities

Following the closing of Thomson's acquisition of Reuters on April 17, 2008, a reorganization took place that involved the acquisition by Thomson Reuters PLC of shares in certain Thomson Reuters Corporation entities for £3,135 million in cash and shares of Reuters Group Limited and TR (2008) Limited. These transactions resulted in 36.9% of TR (2008) Limited and 39.9% of TR Holdings Limited being owned by other entities under the common control of Thomson Reuters Corporation. The entities acquired represent US and UK operations of Thomson Reuters Corporation and as the reorganization involved entities under the common control of Thomson Reuters Corporation, it was considered to be outside the scope of IFRS 3, Business Combinations. This transaction was accounted for using principles similar to those used under merger accounting. Assets and liabilities of the acquired entities were taken on at their predecessor book values, adjusted only to align accounting policies, and not adjusted to their fair values. Consideration paid in excess of predecessor book values of the assets and liabilities acquired was recorded as an other reserve. See note 1.

Effect of acquisition

The acquisition had the following aggregate effect on Thomson Reuters PLC's assets and liabilities.

(£ in millions)	Book values

Non-current assets:
Property, plant and equipment	349
Intangible assets	5,200
Investments	56
Other financial assets and derivatives — non current	243

Current assets:
Inventories	36
Trade and other receivables	931
Other financial assets and derivatives — non current	2
Cash and cash equivalents	1,574
Current liabilities	(4,919)
Non-current liabilities:
Deferred tax	(354)
Provisions for liabilities and charges — non current	(2,822)
Other financial liabilities and derivatives — non current	(12)
Retirement benefit liabilities	(134)

Net assets acquired	150

Total consideration	3,135

Consideration:
Cash	639
Issuance of Reuters Group Limited preference share debt	269
Issuance of TR (2008) Limited common shares	2,227

7     Taxation

The tax credit for the period of £47 million has been calculated based on management's estimate of the expected effective tax rate for the year ending December 31, 2008. Thomson Reuters PLC's consolidated effective tax rate in respect of continuing operations for the six months ended June 30, 2008 was 23% (for the year ended December 31, 2007: 21%; for the six months ended June 30, 2007: 23%). The increase in effective tax rate was primarily due to the change in geographical mix of taxable profits and losses as a result of the disposal of the EMEA and Asian businesses in the period to June 30, 2008 (discussed in note 5 above).

The tax benefit attributable to the UK in respect of continuing operations for the six months ended June 30, 2008 was £29 million (for the year ended 31 December 2007: £20 million charge; for the six months ended June 30, 2007: £11 million charge).

8     Operating costs

The following items of significant nature, size or incidence have been charged to operating costs in the six months ended June 30, 2008.

Dialog impairment

The net assets of Dialog, an online provider of aggregated content databases used for research in such fields as business, science, engineering, finance and law, were written down to their net recoverable amount, resulting in an impairment charge of £45 million. The net assets of Dialog, previously allocated to the Scientific business segment, were classified as held for sale at June 30, 2008 (see note 5). Dialog was disposed of in July 2008 (see note 15).

Restructuring and Thomson Reuters transaction costs

Costs associated with the acquisition of Reuters by Thomson incurred by continuing operations in the six months ended June 30, 2008 amounted to £171 million, by discontinued operations, £nil (six months ended June 30, 2007: continuing operations, £21 million, by discontinued operations, £nil). Subsequent to this transaction, integration costs, principally relating to employee severance costs, amounted to £82 million.

Stock-based payments

Reuters operated a number of share incentive plans for the benefit of employees. The nature of each plan including general terms and conditions and the methods of settlement are set out in note 33 of the consolidated financial statements of Reuters for the year ended December 31, 2007. The scheme rules of these plans contained change of control clauses, which under certain circumstances, allow for early vesting of the awards granted under the plans in the event that Reuters was acquired by a third party.

Following the closing of transaction on April 17, 2008, subject to certain exceptions, options over Reuters shares granted under employee share plans prior to the closing date vested and became exercisable in accordance with the scheme rules of these plans. This resulted in a £41 million charge to the consolidated income statement in the period. £30 million of this charge related to continuing operations, and £11 million related to discontinued operations.

As of June 30, 2008, there were 21,466,619 options outstanding previously granted by Reuters that upon exercise will entitle the holders to receive 0.16 ordinary shares of Thomson Reuters PLC (or, for some option holders, the cash equivalent) plus 352.5 pence per share. The outstanding balance as of June 30, 2008 included 73,477 Thomson Reuters PLC American Depositary Shares, each of which is equivalent to six ordinary shares of Thomson Reuters PLC. These options expire during the fourth quarter of 2008 and have exercise prices in the range of £nil to £8.62.

Certain employees of Thomson Reuters PLC and its subsidiaries participate in stock-based compensation plans. Thomson Reuters PLC reimburses Thomson Reuters Corporation for the fair value of such instruments exercised by employees, to the extent awards relate to securities of Thomson Reuters Corporation.

9     Other financial assets and liabilities

For the period ended June 30, 2008, £58 million of commercial paper outstanding at December 31, 2007 was repaid.

The following cross-currency interest rate swaps designated as net investment hedges were terminated in the period ended June 30, 2008. Cash received on termination of the swaps amounted to £24 million.

				Gross Contract Amount (£ in millions)
			Period (Year)
Received	Paid	Hedged Risk

Sterling floating	US dollar floating	Foreign exchange	2010	280
Sterling floating	US dollar floating	Foreign exchange	2008	102
Sterling floating	Euro floating	Foreign exchange	2010	10

The following cross-currency interest rate swaps designated as fair value hedges were terminated in the period ended June 30, 2008. Net cash received on termination of the swaps amounted to £74 million.

				Gross Contract Amount (£ in millions)
			Period (Year)
Received	Paid	Hedged Risk

Euro fixed	Sterling floating	Interest rate	2010	332
Euro fixed	Sterling floating	Interest rate	2010	10
Euro floating	Sterling floating	Foreign exchange	2008	169

The following cross-currency interest rate swap contracts were entered into in the period and designated as fair value hedges of interest rate and foreign exchange risk associated with Euro borrowings under the Euro Medium Term Note Programme.

				Gross Contract Amount (£ in millions)
			Period (Year)
Received	Paid	Hedged Risk

Euro fixed	US dollar floating	Foreign exchange and interest rate	2010	380
Euro floating	US dollar floating	Foreign exchange	2008	200

During the period, cumulative preference shares were issued to entities under the common control of Thomson Reuters Corporation by Reuters Group Limited in connection with the group reorganization. The value of these shares was £269 million and is classified within non-current liabilities.

10   Consolidated reconciliation of changes in equity

			Attributable to equity holders of the parent
(£ in millions)	Notes	Share capital	Other reserves	Retained earnings	Minority interest	Total equity

Balance at January 1, 2007 (as previously stated)		496	(1,738)	1,414		172
Accounting policy adjustment	2			19		19

Balance at January 1, 2007 (restated)		496	(1,738)	1,433		191
Total recognized income and expense (restated)			(18)	197		179
Employee share schemes				16		16
Tax on employee share schemes				2		2
Repurchases of shares				(90)		(90)
Shares allotted during the period		29		(5)		24
Shares cancelled during the period		(9)	9			–
Dividends paid to Thomson Reuters PLC shareholders				(86)		(86)

Balance at June 30, 2007		516	(1,747)	1,467		236

Balance at January 1, 2008 (as previously reported)		539	(1,710)	1,309		138
Accounting policy adjustment	2			14		14

Balance at January 1, 2008 (restated)		539	(1,710)	1,323		152
Total recognized income and expense			118	1,910	1,318	3,346
Shares issued prior to the scheme of arrangement		14				14
Shares cancelled prior to the scheme of arrangement		(11)	11			–
Cash on ESOT exercises prior to the scheme of arrangement				1		1
Capital reorganization under the scheme of arrangement		1,399	(1,399)			–
Distribution to shareholders under the scheme of arrangement				(4,276)		(4,276)
Capital reduction		(1,893)		1,893		–
Common control transactions			1,289		(2,047)	(758)
Employee share schemes				40		40
Tax on employee share schemes				(1)		(1)
Repurchases of shares				(321)		(321)
Shares to be repurchased				(11)		(11)
Exercise of employee share awards		1	25	(46)	17	(3)
Shares cancelled after the scheme of arrangement		(3)	3			–
Dividends
Final dividend for 2007	11			(85)		(85)
Interim dividend for 2008	11			(39)		(39)
Dividend paid to entities under common control				(20)		(20)

Balance at June 30, 2008		46	(1,663)	368	(712)	(1,961)

Movements in share capital during the period were as below:

	Numbers of issued shares (in millions)	Called up share capital (£m)	Share premium (£m)	Share capital (£m)

Balance at January 1, 2007	1,422	355	141	496
Shares allotted during the period	10	3	26	29
Shares cancelled during the period	(34)	(9)		(9)

Balance at June 30, 2007	1,398	349	167	516

Balance at January 1, 2008	1,401	350	189	539
Shares issued prior to the scheme of arrangement	5	1	13	14
Shares cancelled prior to the scheme of arrangement	(45)	(11)		(11)
Capital reorganization under the scheme of arrangement	(1,168)	1,601	(202)	1,399
Capital reduction		(1,893)		(1,893)
Shares issued after the scheme of arrangement	2	1		1
Shares cancelled after the scheme of arrangement	(14)	(3)		(3)

Balance at June 30, 2008	181	46	–	46

Capital reorganization and scheme of arrangement

Under the terms of the Scheme, all of the issued and outstanding Reuters ordinary shares were cancelled and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares.

As discussed previously in this half-year financial report, in accordance with the Scheme, certain transactions involving Thomson Reuters PLC's share capital have occurred in the period ended June 30, 2008 in order to reflect the effect of the transaction and the new DLC structure. These are discussed below.

On February 22, 2008, Thomson Reuters PLC reorganized its authorized, issued and fully paid share capital as follows:

(a)
One ordinary Thomson Reuters PLC share of nominal value of £15 was transferred by Thomson to one of its Canadian wholly-owned subsidiaries to also be held by it as nominee of The Thomson Corporation;

(b)
3,334 ordinary shares of £15 nominal value each were consolidated into 1,667 ordinary shares of £30 nominal value each; and

(c)
1,667 ordinary shares of £30 nominal value each, after the consolidation referred to above, were subdivided into 5,001 ordinary shares of £10 nominal value each.

Further, on February 22, 2008 at a General Meeting of Thomson Reuters PLC, it was resolved that, conditional on the Scheme becoming effective, its authorized share capital be increased to £4,000,000,001 by the creation of 399,944,999 ordinary shares of £10 nominal value, each ranking pari passu in all respects with the existing issued ordinary share capital of Thomson Reuters PLC, one Reuters Founders Share of £1 nominal value and one Thomson Reuters PLC Special Voting Share of £500,000 nominal value.

On April 17, 2008, 50,001 ordinary shares in Thomson Reuters PLC held by Thomson Reuters Corporation and one of its subsidiaries were gifted back to Thomson Reuters PLC and cancelled.

Also on April 17, 2008, 194,107,278 Thomson Reuters PLC ordinary shares with a nominal value of £10 each and one Thomson Reuters PLC Founders Share of £1 nominal value and on April 18, 2008, one Thomson Reuters PLC Special Voting Share of £500,000, were allotted, for total proceeds of £3,379 million, representing the market value of Reuters shares in issue less the cash element of the Scheme. An amount of £1,399 million, representing the excess of the proceeds over the book value of Reuters share capital, share premium and capital redemption reserve, was booked to an other reserve on completion of the Scheme.

The cash element of the Scheme, 352.5 pence per share and £4,276 million in total, representing payment to Reuters shareholders to compensate them for part of the transaction consideration, has been deducted from retained earnings.

Reuters Founders Share Company was established to safeguard the Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders Share Company holds a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC. The Reuters Founders

Shares enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation or Thomson Reuters PLC threaten the Reuters Trust Principles.

Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC ordinarily vote together as a single decision-making body, including in the election of directors. To effect these voting arrangements, Special Voting Shares were issued by each of Thomson Reuters Corporation and Thomson Reuters PLC to special voting trusts.

Capital reduction

On April 22, 2008, the share capital of Thomson Reuters PLC was reduced by reducing the nominal value of the ordinary shares from £10 to 25 pence as sanctioned by the High Court on April 21, 2008. The credit of £1,893 million arising on the reduction of capital has been transferred to retained earnings.

Common control transactions

Subsequent to April 17, 2008, a reorganization took place and certain subsidiaries of Thomson Reuters Corporation were acquired by Thomson Reuters PLC and certain subsidiaries of Thomson Reuters PLC were sold to Thomson Reuters Corporation. These transactions were between entities under the common control of Thomson Reuters Corporation, and so were outside the scope of IFRS 3. The directors believe that the acquisition of entities controlled by Thomson Reuters Corporation was most appropriately accounted for using principles similar to those used under merger accounting. Assets and liabilities of the acquired entities were taken on at their predecessor book values (adjusted only to align accounting policies), and not adjusted to their fair values. Consideration paid in excess of predecessor book values of the net assets acquired was recorded in an other reserve.

Consideration for the acquired entities included equity issued by TR Holdings Limited and TR (2008) Limited, as well as preference shares of Reuters Group Limited. The resulting gains on deemed partial disposal of interests in subsidiary undertakings of Thomson Reuters PLC has been credited to an other reserve, as this also related to transactions between entities under the common control of Thomson Reuters Corporation.

Share repurchases

On July 26, 2005, Reuters announced a £1 billion share buyback program that was due to run through July 2007. This program was terminated in May 2007 after repurchasing £893 million of shares.

The Reuters share buyback program was resumed on December 13, 2007 to repurchase up to 50 million ordinary shares. Regulatory approval was granted for Thomson's acquisition of Reuters, subject to certain conditions, on February 19, 2008, at which date Reuters share buyback program was suspended. During the period from December 13, 2007 to February 19, 2008, Reuters repurchased 33 million shares for cancellation for total consideration of £200 million. On March 10, 2008, the resumption of the share buyback program was announced with the intention of repurchasing up to 17 million shares, representing the balance of the original program, between March 10, 2008 and the closing of the transaction.

Following the closing of the transaction, on April 18, 2008, a US$500 million share buyback program to acquire Thomson Reuters PLC shares commenced. Between April 18, 2008 and June 30, 2008, approximately 15.6 million ordinary shares of Thomson Reuters PLC were repurchased by Thomson Reuters Corporation and Thomson Reuters PLC for a total cost of approximately £243 million. Of this amount, Thomson Reuters PLC purchased 14.2 million shares for total consideration of £220 million.

The following table provides a summary of Reuters Group PLC shares bought back during the six month period ended June 30, 2008:

Month	Total number of shares purchased	Average price paid per share (£)	Total cost of shares purchased (£m)

January	20,975,000	5.99	127
February	6,965,000	6.03	42
March	7,700,000	5.96	46
April (1 - 16)	9,310,000	6.01	56

Included in the above were 28 million shares which Reuters Group PLC had irrevocable commitments to purchase as at December 31, 2007. In accordance with Reuters policy, the cost of these shares of £169 million was recorded in the balance sheet at December 31, 2007 and reported as a current liability with a corresponding deduction in shareholders' equity.

The following table provides a summary of the Thomson Reuters PLC shares bought back during the six month period ended June 30, 2008:

Month	Total number of shares purchased	Average price paid per share (£)	Total cost of shares purchased (£m)

April (18 - 30)	1,833,000	15.88	29
May	6,298,500	16.08	101
June	6,049,208	14.86	90

In addition to the above, 1,464,827 shares of Thomson Reuters PLC were purchased by Thomson Reuters Corporation for total consideration of £23 million and gifted to Thomson Reuters PLC.

Thomson Reuters repurchased and subsequently cancelled 825,000 Thomson Reuters PLC shares for approximately £11 million (US$21 million) in July 2008.

Decisions regarding the timing of repurchases are based on market conditions, share price and other factors. The directors may elect to suspend or discontinue the program at any time. Shares repurchased have been cancelled.

Exercise of employee share options

Following the Scheme, 12,971,060 Reuters share options granted under employee share plans were exercised between April 17, 2008 and June 30, 2008. Upon exercise of these options, each Reuters share that would have been issued entitled the holder to receive 352.5 pence plus 0.16 shares of Thomson Reuters PLC. Option proceeds received in excess of the nominal value of the Thomson Reuters PLC share capital issued amounted to £43 million and was credited to an other reserve. The cash element of these exercises amounted to £46 million in the period and was deducted from retained earnings.

Other reserves

An analysis of the movement in other reserves is set out below:

(£ in millions)	Capital redemption reserve	Other reserves	Available-for- sale reserve	Hedging reserve	Translation reserve	Total other reserves

Balance at January 1, 2007	13	(1,719)	10	17	(59)	(1,738)
Exchange differences taken directly to reserves					(19)	(19)
Fair value gains on available-for-sale financial assets			12			12
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets			(18)			(18)
Fair value gains on net investment hedges				9		9
Shares cancelled in the period	9					9
Tax on items taken directly to or transferred from reserves				(3)	1	(2)

Balance at June 30, 2007	22	(1,719)	4	23	(77)	(1,747)

Balance at January 1, 2008	23	(1,719)	3	20	(37)	(1,710)
Exchange differences taken directly to reserves					97	97
Exchange differences taken to the income statement on disposal of assets					28	28
Fair value gains on available-for-sale financial assets			3			3
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets			(4)			(4)
Fair value losses on net investment hedges				(3)		(3)
Fair value gains on net investment hedges taken to the income statement on disposal of assets				(6)		(6)
Shares cancelled prior to the scheme of arrangement	11					11
Capital reorganization under the scheme of arrangement	(34)	(1,365)				(1,399)
Common control transactions		1,289				1,289
Exercise of employee share awards		25				25
Shares cancelled after the scheme of arrangement	3					3
Tax on items taken directly to or transferred from reserves				3		3

Balance at June 30, 2008	3	(1,770)	2	14	88	(1,663)

In 1998, a court-approved capital reorganization took place within Reuters. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received on a pro-rata basis 13 ordinary shares in Reuters plus £13.60 in cash. The difference between the pro-forma nominal value of shares in issue of Reuters immediately prior to the reorganization and the previously reported capital and reserves of Reuters Holdings PLC, excluding retained earnings, represents the merger difference which has since been recorded in the other reserve.

The capital redemptions reserve is used to record an amount equal to the nominal value of treasury shares that have been cancelled.

The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gain or loss is recognized in the income statement on disposal of the asset.

The hedging reserve is used to record the cumulative gains and losses on hedges of Thomson Reuters PLC's net investment in foreign operations, providing that the hedges were effective. The cumulative gain or loss is recognized in the income statement on disposal of the foreign operation.

The translation reserve is used to record cumulative exchange differences on the assets and liabilities of foreign operations. The cumulative exchange difference is recognized in the income statement on disposal of the foreign operation.

11   Dividends

(£ in millions, except per share amounts)	Six months ended June 30, 2008	Six months ended June 30, 2007

Prior year final paid	85	86
Current year interim paid	39	–
Dividend paid to entities under common control	20	–

	144	86

Per ordinary share prior to scheme of arrangement	Pence	Pence

Prior year final paid	7.00	6.90
Current year interim paid	3.24	–

The first Thomson Reuters PLC dividend will be paid on September 15, 2008 to holders of record as of August 22, 2008 in the amount of US$0.22253 per share. This dividend is based on the 2008 quarterly dividend rate per share of US$0.27 as adjusted for an interim dividend paid on May 1, 2008 in connection with the closing of the Reuters acquisition. Thomson Reuters intends to pay a dividend of US$0.27 per share on December 15, 2008 to holders of record as of November 21, 2008.

12   Net cash flow from operating activities

(Loss) profit for the period is reconciled to cash generated from operating activities as follows:

(£ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007 Restated

(Loss) profit for the period from continuing operations	(156)	10
Adjustments for:
Depreciation	77	40
Impairment of intangibles	48	1
Amortization of intangibles	59	21
Profit on disposal of property, plant and equipment	–	(1)
Employee share scheme charges	39	17
Foreign exchange gains	(3)	(1)
Fair value movements on derivatives	(11)	6
Profits on disposals	(4)	–
Share of post-taxation losses (profits) of associates and joint ventures	(5)	3
Finance income	(29)	(41)
Finance costs	143	56
Taxation	(47)	29
Movements in working capital:
Increase in inventories	–	(1)
Increase in trade and other receivables	(40)	(21)
Increase in trade and other payables	45	23
Decrease in intercompany receivables	126	6
Increase (decrease) in pension assets and liabilities	20	(4)
Decrease (increase) in provisions	17	(10)

Net cash flow from operating activities — continuing operations	279	133

13   Cash flow from acquisitions and disposals

(£ in millions)	Six months ended June 30, 2008	Six months ended June 30, 2007 Restated

Acquisitions (including joint ventures and associates):
Transactions between entities under common control
Acquisition of subsidiary undertakings	(908)	–
Less: cash acquired	1,571	–

	663	–
Other transactions
Acquisition of subsidiary undertakings	(71)	(12)
Less: cash acquired	4	–
Joint ventures and associates	(10)	(7)
Deferred payments for acquisitions in prior years	–	–

Acquisitions, net of cash acquired	586	(19)

Classified within:
Discontinued operations	(10)	–
Continuing operations	596	(19)

Disposals (including joint ventures and associates):
Transactions between entities under common control
Subsidiary undertakings	5,356	–
Less: cash disposed	(63)	–
Other
Subsidiary undertakings	2	–
Add: overdrafts disposed	2	–
Deferred payments for acquisitions in prior years	(2)	–

Disposals, net of cash disposed	5,295	–

Classified within:
Discontinued operations	5,295	–

14   Related party transactions

Following the formation of the DLC structure on April 17, 2008 and the subsequent group reorganization, Thomson Reuters PLC, Thomson Reuters Corporation and their respective consolidated subsidiaries operate as a unified group and the entities beneath these two companies are subject to common control. Consequently, certain transactions with entities that are now under common control and that were previously eliminated upon consolidation of Reuters are now classified as related party transactions. These transactions relate to management charges, the provision of support services, royalties earned for the use of intellectual property, fees for the provision of data hosting, editorial and content and software development, and distribution fees. Net income earned by Thomson Reuters PLC in the period in respect of these transactions amounted to £110 million and has been included within other income.

Effective April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC each guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. Thomson Reuters PLC guarantees all contractual obligations of Reuters Group PLC existing as of April 17, 2008 and, as a result, those obligations are covered by Thomson Reuters Corporation's guarantee of Thomson Reuters PLC's obligations.

Transactions with Woodbridge

As at June 30, 2008, The Woodbridge Company Limited and other companies affiliated with it ("Woodbridge") together beneficially owned approximately 70% of Thomson Reuters Corporation's outstanding common shares. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. As of June 30, 2008, based on the issued share capital of the two companies, Woodbridge had a voting interest in Thomson Reuters of 55%.

From time to time, in the normal course of business, Woodbridge purchases products and service offerings from Thomson Reuters. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to Thomson Reuters results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Thomson Reuters subsidiaries. Additionally, a number of the Thomson Reuters subsidiaries charge a Woodbridge-owned company fees for various administrative services.

Thomson Reuters purchases property and casualty insurance from third party insurers and retains the first £500,000 (US$1 million) of each and every claim under the programs via a captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson Reuters a premium commensurate with its exposures. These premiums were approximately £25,000 (US$50,000) for the year ended December 31, 2007, which would approximate the premium charged by a third party insurer for such coverage.

In the past, Thomson Corporation maintained an agreement with Woodbridge under which Woodbridge agreed to indemnify up to £50 million (US$100 million) of liabilities incurred either by current and former directors and officers of Thomson or by Thomson in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. This agreement has been replaced by a conventional insurance agreement. Thomson Reuters Corporation is nevertheless entitled to seek indemnification from Woodbridge in respect of claims arising from events prior to April 17, 2008 and made within a six year run-off period following that date.

Transactions with joint ventures and associated undertakings

Thomson Reuters PLC enters into transactions with its joint ventures and associated undertakings. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm's length basis.

Thomson Reuters PLC and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays Thomson Reuters PLC for use of facility and technology and other services. For the six months ended June 30, 2008, these services were valued at approximately £3 million.

Thomson Reuters PLC has a lease agreement with 3XSQ Associates and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York that now serves as the Thomson Reuters corporate headquarters. Thomson Reuters PLC follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides Thomson Reuters with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In the year ended December 31, 2007, Reuters paid 3XSQ Associates approximately £16 million for rent, taxes, insurance and other expenses.

Thomson Reuters PLC has an investment in a joint venture with the Chicago Mercantile Exchange to create a centrally-cleared, global foreign exchange trading system named FXMarketSpace. Among various other services, Thomson Reuters provides trading access to and trade notification services for, and distributes market data from, FXMarketSpace. The total cost of these services provided by Reuters to FXMarketSpace in the year ended December 31, 2007 was approximately £10 million.

Other Transactions

In February 2005, Thomson Reuters Corporation entered into a contract with Hewitt Associates Inc ("Hewitt") to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, Thomson Reuters expects to pay Hewitt an aggregate of approximately £83 million (US$165 million) over a 10 year period beginning in 2006. In 2007, Thomson paid Hewitt £6 million (US$11 million) for its services. Steven A. Denning, of Thomson Reuters PLC's directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Debt payable to entities under the common control of Thomson Reuters Corporation

Following the formation of the DLC and subsequent group reorganization, there are a number of loan arrangements in place between Thomson Reuters PLC companies and companies under the control of Thomson Reuters Corporation. These loans carry terms that are comparable with terms that would have been arranged in similar agreements with third parties. Net interest payable in the period on these loans amounted to £99 million and has been charged to finance costs. The following arrangements were in place at June 30, 2008.

Repayable in:	Interest rate	£m

Less than one year	variable	4,142
Greater than one year:
2010	11.0%	879
2011	11.0%	503
2015	8.0%	1,257
Revolving loan	variable	38
Other		25

Debt payable to entities under common control		6,844

Of the debt payable to entities under the common control of Thomson Reuters Corporation in less than one year, a total of £3,555 million bears interest at a variable rate of 3 month US$ LIBOR plus a specified margin of 2.25% and is repayable on demand. The revolving loan is a US$150 million facility bearing interest based upon the US Prime rate plus a specified margin of 0.75%.

In addition to the above amounts, 269 million of Reuters Group Limited non-voting redeemable preference shares of £1 each are held by entities under the common control of Thomson Reuters Corporation, and are classified within non-current liabilities. Each preference share currently in issue shall be redeemed no later than April 2059. Each preference share accrues a fixed cumulative preference dividend at an annual rate of 5% of its nominal value, payable half-yearly in June and December.

Debt receivable from entities under the common control of Thomson Reuters Corporation

Included within debtors is an amount of £188 million receivable from entities under the common control of Thomson Reuters Corporation. Of this balance a total of £72 million is receivable in greater than one year.

Stock-based compensation

Certain employees of Thomson Reuters PLC participate in stock-based compensation plans. As certain employees for Thomson Reuters PLC receive awards related to securities of Thomson Reuters Corporation, the issuance of these instruments on behalf of Thomson Reuters PLC represents an obligation by Thomson Reuters PLC to reimburse Thomson Reuters Corporation for the fair value of such instruments when exercised by employees. Therefore, the portion of Thomson Reuters Corporation's expense that relates to Thomson Reuters PLC employees is recorded in accordance with IFRS 2, Stock Based Compensation, with a corresponding offset to amounts due to entities under common control.

15   Subsequent events

In July 2008, Thomson Reuters completed its previously announced US$500 million share repurchase program. Thomson Reuters repurchased and subsequently cancelled 825,000 Thomson Reuters PLC shares for approximately £11 million (US$21 million) in July 2008.

In July 2008, Thomson Reuters completed the sale of Dialog, an online provider of aggregated content databases used for research in such fields as business, science, engineering, finance and law. Dialog was previously part of the Scientific business segment.

In July 2008, Thomson Reuters sold a copy of the Thomson Fundamentals (Worldscope) database to FactSet. Database copy sales of Reuters Estimates and Reuters Aftermarket Research are progressing. These sales were required in order to satisfy antitrust obligations relative to the Reuters acquisition.

16   Contingencies

Thomson Reuters is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in its management's discussion and analysis for the six months ended June 30, 2008, for the three months ended March 31, 2008 and for the year ended December 31, 2007 as well as in Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007. Except as updated and supplemented in the disclosures referenced above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against it, including, without limitation, those described above, and in Thomson Reuters management's discussion and analysis for the six months ended June 30, 2008, for the three months ended March 31, 2008 and for the year ended December 31, 2007 as well as in Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to Thomson Reuters and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of Thomson Reuters, taken as a whole.

Thomson Reuters PLC maintains contingent liabilities that it believes appropriately reflect its risk with respect to tax positions under discussion, audit, dispute or appeal with tax authorities, or otherwise considered to involve uncertainty, commonly referred to as uncertain tax positions. Thomson Reuters regularly assesses the adequacy of these liabilities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified Thomson Reuters that it would challenge certain positions taken on its tax returns. Management does not believe that any material impact will result from this challenge. Contingent tax liabilities are reversed to income in the period in which management assesses that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. These contingency reserves principally represent liabilities in respect of the years 2000 to 2007.

17   Responsibility statement

The directors of Thomson Reuters PLC confirm that to the best of their knowledge this condensed set of financial statements of Thomson Reuters PLC has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the European Union, and that these financial statements, taken together with the consolidated financial statements and related management's discussion and analysis of Thomson Reuters Corporation contained in its second-quarter report for the period ended June 30, 2008 (as publicly released on August 13, 2008) include a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R.

The directors of Thomson Reuters PLC are listed in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities, which report is available on Thomson Reuters website, www.thomsonreuters.com. A list of directors is also available for inspection at Thomson Reuters PLC's registered office located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

On behalf of the Board of Thomson Reuters PLC,

David Thomson Chairman	Thomas H. Glocer Chief Executive Officer

August 27, 2008

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  Exhibit 99.1
STANDALONE THOMSON REUTERS PLC 2008 HALF-YEAR FINANCIAL INFORMATION MADE AVAILABLE
THOMSON REUTERS PLC 2008 HALF-YEAR FINANCIAL REPORT IMPORTANT NOTICE TO READERS